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Exhibit 21.1

SUBSIDIARIES OF EAST WEST BANCORP, INC.

East West Bank	100%
East West Capital Trust I	100%
East West Capital Trust II	100%
East West Insurance Agency, Inc.	100%
East West Leasing(1)	100%
American International Bancorp, Inc.(1)	100%

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SUBSIDIARIES OF EAST WEST BANCORP, INC.